October 5, 2018

Tariq Osman
President
Concrete Pumping Holdings Acquisition Corp
28 West 44th Street, Suite 501
New York, NY 10036

       Re: Concrete Pumping Holdings Acquisition Corp
           Registration Statement on Form S-4
           Filed September 10, 2018
           File No. 333-227259

Dear Mr. Osman:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed September 10, 2018

Summary Term Sheet, page 7

1. Refer to the last bullet point paragraph on page 9 and similar disclosures elsewhere in the proxy statement/prospectus. Assuming varying redemption percentages, provide examples of what percentage of ownership interest stockholders of Industrea's public shares would own upon completion of the business combination.
 Tariq Osman
FirstName LastNameTariq Osman
Concrete Pumping Holdings Acquisition Corp
Comapany 2018
October 5, NameConcrete Pumping Holdings Acquisition Corp
October 5, 2018 Page 2
Page 2
FirstName LastName
Questions and Answers About the Proposals For Stockholders
Why is Industrea providing the stockholders with the opportunity to . . ., page
14

2. We note your disclosure that you have elected for a shareholder vote versus a tender offer
         "for business and other reasons." Please revise your disclosure to discuss the material reasons for such election.
What are the U.S. federal income tax consequences as a result of the Business Combination?, page 22

3. Revise the "anticipated" language to state affirmatively, if true, that it is counsel's opinion that the Industrea merger will constitute a tax-deferred transaction under Section 351 of the Code. We note that you intend to file a tax opinion as Exhibit 8.1 to the registration statement.
Summary of the Proxy Statement/Prospectus
Impact of the Business Combination on the Public Float, page 36

4. Please revise your disclosure here and elsewhere, where appropriate, to make clear how the Founder Shares impact the ownership percentages.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 2- Basis of the Pro Forma Presentation, page 95

5. We note your disclosure which states Industrea is expected to be the accounting acquirer in the business combination under both a no redemption and maximum redemption scenario. It appears under a maximum redemption scenario, the existing public shareholders of Industrea would hold no ownership interest in Newco. Please provide us with your analysis in support of your conclusion that Industrea would be the accounting acquirer in a maximum redemption scenario. Refer to the guidance found in ASC 805-
         10-55 paragraphs 10-15.
Note 3 - Unaudited Pro Forma Condensed Combined Balance Sheet Adjustements, page 96

6. We note adjustment (3K) located on page 99 is determined using an effective tax rate of
         23.3%. Please refer to Instruction 7 of Rule 11-02(b) of Regulation S-X and modify your adjustment to use the statutory rate in effect during the period. Timeline of the Business Combination, page 130

7. Please revise to discuss in more detail the circumstances that led a representative of
         Industrea to contact Robert W. Baird & Co. regarding a transaction with CPH.
8. Please revise your disclosure to name the representatives of Industrea mentioned in several meetings.
 Tariq Osman
FirstName LastNameTariq Osman
Concrete Pumping Holdings Acquisition Corp
Comapany 2018
October 5, NameConcrete Pumping Holdings Acquisition Corp
October 5, 2018 Page 3
Page 3
FirstName LastName
9. Please provide us with copies of the investor presentations referenced in your disclosure.
10. Please revise your disclosure to discuss the proposed structure changes that were discussed on July 6, 2018.
11. Please revise to discuss the material negotiations that took place on July 9, 2018.
12. Please revise to discuss in more detail the material negotiations that took place between
         August 1, 2018 and August 31, 2018.
Background of the Business Combination
The Industrea Board's Reasons for the Approval of the Business Combination, page 137

13. We note the financial information provided for companies other than CPH on page 143 is not legible. Please revise to include a legible copy of such information.
Certain CPH Historical and Projected Financial Information
Reconciliation of Non-GAAP Measures, page 148

14. We note your disclosure on page 147 which states you define Free cash flow as Pro Forma
         Adjusted EBITDA minus Pro Forma Capital Expenditures. Please refer to Question and
         Answer 102.07 of the Commission's Compliance and Disclosure Interpretation for Non-
         GAAP Measures and explain to us why you believe it is appropriate to determine your measure on a basis which does not include cash flows from operating activities as presented in your statement of cash flows. In addition, we are unable to locate the necessary reconciliation for this non-GAAP measure. Please modify your disclosures accordingly.
15. We note footnote 3 in your tabular presentation references "out-of-period adjustments" as a component of your "Other adjustments" presented to arrive at Pro Forma Adjusted
         EBITDA. Please tell us the nature and amount of the out-of-period adjustments you are including in your non-GAAP measure.
Material United States Federal Income Tax Considerations, page 154

16. Please revise your disclosure to discuss all the material U.S. federal income tax considerations. In this regard, we note your disclosure that you have discussed "certain"
         material U.S. federal income tax considerations.
U.S. Holders, page 156

17. We note your disclosure regarding the risk that the Industrea warrants could be treated as having been "exchanged." Please revise your disclosure to discuss the degree of uncertainty related to the tax treatment of the warrants. See Section III.C.4 of Staff Legal
         Bulletin No. 19. Please consider including risk factor disclosure regarding the tax treatment of the warrants.
 Tariq Osman
FirstName LastNameTariq Osman
Concrete Pumping Holdings Acquisition Corp
Comapany 2018
October 5, NameConcrete Pumping Holdings Acquisition Corp
October 5, 2018 Page 4
Page 4
FirstName LastName
The Charter Proposals, page 164

18. Please revise to explain in more detail why stockholders of Industrea are approving the material differences between the Newco Charter and the Industrea Charter. In this regard, we note it may not be clear to investors based on your current disclosure.
CPH Management's Discussion and Analysis of Financial Condition and Results of Operations
EBITDA, page 234

19. We note your tabular presentation of EBITDA information; however, we are unable to locate the necessary reconciliation for this non-GAAP measure. Please refer to Question and Answer 103.02 of the Commision's Compliance and Disclosure Interpretation for
         Non-GAAP Measures and provide a reconciliation in your next amendment. Cash Flows, page 240

20. Your header included with your tabular presentation of cash flows depicts "Years Ended
         December 31". It appears you should modify the header to state the "Years Ended
         October 31". We note a similar header issue with the Adjusted EBITDA table you present on page 243.
Non-GAAP Disclosures (Consolidated EBITDA and Adjusted EBITDA), page 242

21. Please clarify for us how Consolidated EBITDA differs from EBITDA as defined in
         Exchange Act Release No. 47226. To the extent they are determined the same, please modify your description of the measure to "EBITDA" to avoid investor confusion.
Critical Accounting Policies and Estimates
Revenue Recognition, page 244

22. In regard to your Revenue Recognition accounting policies, please address the following:

             It appears your arrangements with customers in your waste management business may contain multiple elements including delivery, disposal services and potentially other elements. Please explain to us whether your accounting policy considers multiple elements and if so, describe each deliverable. Also, if applicable, tell us how you account for each unit of accounting and how you allocate amounts to each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

             Tell us how you considered the guidance in ASC 840-10-15 regarding whether your arrangements contain leases. Also, explain to us the general terms of these agreements, including time periods and payment provisions and tell us what is done with the equipment when a customer relationship is terminated or if the equipment is damaged or destroyed by the customer.
 Tariq Osman
FirstName LastNameTariq Osman
Concrete Pumping Holdings Acquisition Corp
Comapany 2018
October 5, NameConcrete Pumping Holdings Acquisition Corp
October 5, 2018 Page 5
Page 5
FirstName LastName
Selling Stockholder, page 265

23. Please identify the natural person or persons with direct or indirect voting or investment power over the shares being registered for resale by the selling stockholder. For guidance you may wish to refer to Question 140.02 in the Regulation S-K section of our
         Compliance and Disclosure Interpretations which are available on the Commission's website.
Annex B-1 - Amended and restated certificate of incorporation of Concrete Pumping Holdings
Acquisition Corp., page B-6

24. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the federal securities laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
25. Please revise the proxy statement/prospectus to include disclosure of the exclusive forum provision, including a risk factor that addresses the risks associated with exclusive forum provisions.
Concrete Pumping Holdings, Inc Financial Statements
Summary of Significant Accounting Policies
Goodwill, page F-39

26. We note your disclosure states that for three reporting units, a quantitative assessment was performed and the estimated fair value exceeded the carrying value for each of the reporting units. Please expand your disclosure to state if true, that the estimated fair value substantially exceeded the carrying value for each reporting unit. To the extent any reporting unit's fair value was not substantially in excess of its carrying value, disclose the percentage of excess fair value over carrying value for any such reporting unit.
Exhibit 99.10, page G-1

27. Please revise your preliminary proxy card to allow for separate voting on each proposal.
         In this regard, we note it does not appear that shareholders may vote on proposal 2.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Tariq Osman
Concrete Pumping Holdings Acquisition Corp
October 5, 2018
Page 6

        You may contact Kevin Stretzel (Staff Accountant) at 202-551-3723 or John Cash
(Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly (Staff Attorney) at 202-
551-3728 or Frank Pigott (Staff Attorney) at 202-551-3570 with any other questions.



                                                           Sincerely,
FirstName LastNameTariq Osman
                                                    Division of Corporation
Finance
Comapany NameConcrete Pumping Holdings Acquisition Corp
                                                    Office of Manufacturing and
October 5, 2018 Page 6                              Construction
FirstName LastName